

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

Tory Grogan
Chief Executive Officer
USA Equities Corp
901 Northpoint Parkway, Suite 302
West Palm Beach , FL 33407

> **Re: USA Equities Corp**
> **Registration Statement on Form S-1**
> **Filed September 3, 2021**
> **File No. 333-259290**

Dear Mr. Grogan:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jane Park at 202-551-7439 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Vincent J. McGill, Esq.